

August 4, 2021

Joseph Zwillinger
Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111

      Re: Allbirds, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Filed July 23, 2021
          CIK No. 0001653909

Dear Mr. Zwillinger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary Consolidated Financial data, page 18

1.   We note your response to prior comment 7. Please revise your disclosures throughout the filing to clearly indicate that your preferred stock warrants will be automatically exchanged for common stock upon the offering.

General

2.   We note your response to our prior comment 10. We note the disclosures throughout your prospectus regarding your company's election to have its overall public benefit purpose measured against standards established by B Lab and B Lab's designation of the company as a "Certified B Corporation." Please file the Rule 436 consent of B Lab to being named

in the registration statement and to the references to its designation of the company as a "Certified B Corporation."

You may contact Eiko Yaoita Pyles at (202) 551-3587 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Calise Cheng